                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(MARK ONE)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



For the fiscal year ended June 30, 1999



                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from _________ to __________

Commission file number           0-11230
                      ----------------------------


        Full title of the plan and the address of the plan, if different from that of the issuer named below.

             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN



        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                REGIS CORPORATION
                              7201 Metro Boulevard
                          Minneapolis, Minnesota 55439
                                  612-947-7000

             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

          AS OF JUNE 30, 1999 AND 1998 AND FOR EACH OF THE THREE YEARS
                        IN THE PERIOD ENDED JUNE 30, 1999

                          INDEX OF FINANCIAL STATEMENTS

                                                                         PAGE(S)
                                                                        --------
  Report of Independent Accountants                                        2

  Statement of Assets Available for Plan Benefits
         as of June 30, 1999 and 1998                                      3

  Statement of Changes in Assets Available for Plan Benefits
         for each of the three years in the period ended June 30, 1999     4

  Notes to Financial Statements                                           5-10

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee of the Board of Directors of Regis Corporation:


In our opinion, the accompanying statement of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan as of June 30, 1999 and 1998, and the changes in assets available for plan benefits for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                  /s/ PricewaterhouseCoopers LLP

                                                      PRICEWATERHOUSECOOPERS LLP



Minneapolis, Minnesota
September 10, 1999

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                                JUNE 30
                                                                       ----------------------
                           ASSETS                                        1999           1998
Common stock of Regis Corporation, at fair value
(cost of $3,921,928 and $2,946,504 at June 30,
1999 and 1998, respectively)                                           $4,632,818    $4,549,268
                                                                       ----------    -----------

Assets available for plan benefits                                     $4,632,818    $4,549,268
                                                                       ==========    ==========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                              YEARS ENDED JUNE 30
                                                           ---------------------------------------------------------
                                                               1999                  1998                 1997
Additions:
     Employee contributions                                $ 1,869,360           $ 1,468,531          $ 1,258,628
     Employer contributions                                    330,008               259,037              222,178
     Dividend income                                            22,870                14,158               11,022
     Unrealized appreciation
         of investments                                                              319,948
     Net realized gains on withdrawals of
         common stock by participants                          714,800               636,376              337,167
                                                           -----------           -----------          -----------


         Total additions                                     2,937,038             2,698,050            1,828,995


Deductions:
     Withdrawals of common stock by participants,
         at fair value                                       1,961,614             1,861,254              950,300
     Unrealized depreciation of investments                    891,874                                  1,237,991
                                                           -----------           -----------          -----------
                                                             2,853,488             1,861,254            2,188,291

Net increase (decrease)                                         83,550               836,796             (359,296)


Assets available for plan benefits:
     Beginning of year                                       4,549,268             3,712,472            4,071,768
                                                           -----------           -----------          -----------


     End of year                                           $ 4,632,818           $ 4,549,268          $ 3,712,472
                                                           ===========          ============          ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN:

     The following brief description of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     GENERAL:
     The Plan is a contributory defined contribution plan designed to enable Regis Corporation (the Company) participating employees and franchisee employees to purchase shares of common stock of the Company through an agent at prevailing market prices based on contributions made by the participants and the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The Plan was approved by the Company's Board of Directors on July 29, 1991 and commenced on January 1, 1992. A total of 1,800,000 shares of the Company's common stock may be acquired under the Plan, on behalf of the participants.

     ELIGIBILITY:
     All employees of the Company (including those who are officers and directors) and owners and employees of certain franchise locations (effective July 1, 1995) are eligible to participate in the Plan. As of June 30, 1999, there were approximately 2,775 participants in the Plan.

     CONTRIBUTIONS:
     An eligible participant may contribute to the Plan, through payroll deductions, a minimum of $10 per month to a maximum amount not to exceed ten percent of total compensation. Contributions can be made via a fixed dollar contribution or a percentage of compensation contribution. The Company contributes to the Plan fifteen percent of the purchase price of the common stock to be purchased on the open market and, in addition, pays all commissions and fees related to the acquisition of the common stock. Contributions are not deemed to have been made under the Plan until they have been received by the agent. Employees are immediately fully vested in their own contributions and in the Company's fifteen percent contribution upon the purchase of common stock on their behalf. The Plan provides that in no event shall the Company make contributions under the Plan in excess of $2,200,000 in the aggregate (including all expenses of the Plan paid by the Company).

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN, CONTINUED:

     EXPENSES:
     The Plan provides, among other things, that all expenses of the Plan and its administration will be paid by the Company. These expenses include primarily broker's commissions, transfer fees, administrative costs and similar expenses.

     THE AGENT AND PURCHASES OF COMMON STOCK:
     The agent for the Plan, Piper Jaffray Inc., maintains custody of the Plan's assets and uses the participants' payroll deductions, the Company's contributions, and cash dividends received, if any, to purchase common stock of the Company on the open market, as set forth under the Plan document.

     WITHDRAWALS AND TERMINATION OF EMPLOYMENT:
     The Plan provides that upon withdrawal from the Plan, each participant will receive the shares of common stock of the Company held on the participant's behalf by the agent and cash for any fractional shares held. On termination of employment, distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares and cash adjustments as described above.

     PLAN TERMINATION:

     The Plan will end at the earliest of the following times:

       - When the Company has contributed $2,200,000 in aggregate to the Plan, including all expenses of the Plan paid by the Company (as of June 30, 1999, the Company had contributed an aggregate of $1,418,009 to the Plan);

       - When the 1,800,000 shares registered with the Securities and Exchange Commission have been purchased (as of June 30, 1999, there were 1,017,283 shares available for purchase); or

       -      At any time after the giving of 30 days notice by the Company.

     Upon termination of the Plan, all unapplied cash credits not already used to purchase common stock of the Company remaining in participants' accounts would be refunded in cash to participants.

     The Plan as amended was set to terminate at June 30, 1999. During fiscal 1999, the Plan was amended to provide for an indeterminate termination date.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN, CONTINUED:

     The Company's Board of Directors may from time to time suspend, discontinue or extend the Plan or revise or amend it as they may deem necessary or appropriate. During 1998, the Company's Board of Directors amended the Plan to increase the Company's maximum contribution to the Plan to $2,200,000.

     FEDERAL INCOME TAX CONSEQUENCES:
     The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the restrictions and special tax treatment provided therein are not available to participants. The Plan does not provide for income taxes as all taxable income is taxable to the participants. Amounts contributed by the Company are included as part of the employees' salary or wages subject to income tax withholding.
     Dividends on the stock held, if any, are used to purchase additional shares for each participant holding such stock on the record date of the dividend. Upon disposition of the common stock of the Company purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gains depending on the holding period of such shares.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING:
     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Withdrawals of common stock are recorded at the date of withdrawal, at fair value.

     EMPLOYEE ACCOUNTS:
     The agent for the Plan maintains a separate account for each participating employee. The agent allocates to each account the number of full and fractional shares of the Company's common stock purchased with contributions and other proceeds credited to such account.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     COMMON STOCK VALUATION:
     Common stock of the Company is stated at fair value as quoted on NASDAQ. The differences between fair value at dates of withdrawal and cost of shares, computed on an average cost basis, are reported as realized gains or losses in the statement of changes in assets available for plan benefits. The difference between the fair value at the end of the Plan year and cost of shares not withdrawn is reported as unrealized appreciation or depreciation in the statement of changes in assets available for plan benefits.

     USE OF ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, additions to assets and deductions from assets during the reporting period. Actual results could differ from those estimates.

3.   CONCENTRATION OF MARKET RISK:

     The Plan's assets available for plan benefits consist entirely of the common stock of Regis Corporation. Accordingly, the underlying value of the Plan assets is entirely dependent on the performance of Regis Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of Regis Corporation common stock in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

4.   STOCK SPLIT:

     All shares and price per share amounts have been adjusted for the Company's three-for-two stock split on March 1, 1999.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

5.   ANALYSIS OF COMMON STOCK ACTIVITY:

     The following sets forth the Plan activity and related costs with respect to the Company's common stock:

                                                        SHARES (1)            COST
          Balance at June 30, 1996                      195,446           $ 1,550,961

          1997 purchases                                104,722             1,491,828
          1997 withdrawals by participants              (64,455)             (613,133)
                                                       ---------           ----------
          Balance at June 30, 1997                      235,713             2,429,656

          1998 purchases                                 99,576             1,741,726
          1998 withdrawals by participants             (104,460)           (1,224,878)
                                                       ---------           ----------
          Balance at June 30, 1998                      230,829             2,946,504

          1999 purchases                                 97,215             2,222,238
          1999 withdrawals by participants              (86,594)           (1,246,814)
                                                       ---------           ----------
          Balance at June 30, 1999                      241,450           $ 3,921,928
                                                       =========          ===========

         (1)  Rounded to nearest share.

     At June 30, 1999 and 1998, the share price of Regis Corporation common stock, based on quoted market value, was $19.19 and $19.71, respectively.

6.   UNREALIZED APPRECIATION (DEPRECIATION) OF COMMON STOCK:

     The change in unrealized (depreciation) appreciation of the Company's common stock was as follows:

                                                         1999           1998            1997
     Unrealized appreciation at end of period         $ 710,890     $1,602,764       $1,282,816

     Less unrealized appreciation
         at beginning of period                       1,602,764      1,282,816        2,520,807
                                                     ----------     -----------       ----------
     Unrealized (depreciation) appreciation
         for the period                               ($891,874)   $   319,948      ($1,237,991)
                                                     ===========   ===========      ============

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

7. NET REALIZED GAINS ON WITHDRAWALS BY PARTICIPANTS:

     The net realized gains on distributions of the Company's common stock to participants is summarized as follows:

                                                       1999                  1998                  1997
Fair value at distribution date                    $ 1,961,614           $ 1,861,254           $   950,300

Cost of shares distributed, computed
    on an average cost basis                        (1,246,814)           (1,224,878)             (613,133)
                                                   -----------           -----------           -----------

Net realized gains for the period                  $   714,800           $   636,376           $   337,167
                                                   ===========           ===========           ============

                                    EXHIBITS

The following documents are filed as exhibits to this Report:

         EXHIBIT NO.                                 DOCUMENT

              23                            Consent of Independent Accountants


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Regis Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           REGIS CORPORATION 1991 CONTRIBUTORY
                                           STOCK PURCHASE PLAN

                                           By:  REGIS CORPORATION



                                            By /s/ Paul D. Finkelstein
                                                 ------------------------------
                                                   Paul D. Finkelstein
                                                   Chief Executive Officer


Dated: September 27, 1999

                                  EXHIBIT INDEX

EXHIBIT NO.       DOCUMENT                                  PAGE
     23           Consent of Independent Accountants         13


                                       12